Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Third Quarter of 2016 and Declaration of a Quarterly Dividend
MONACO--(Marketwired – November 14, 2016) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers," or the "Company") today reported its results for the three and nine months ended September 30, 2016 and declaration of a quarterly dividend.
Results for the three months ended September 30, 2016 and 2015
For the three months ended September 30, 2016, the Company's adjusted net loss (see Non-IFRS Measures section below) was $18.3 million, or $0.11 basic and diluted loss per share, which excludes from net loss (i) an aggregate write-off of $9.0 million of deferred financing fees and (ii) a $0.2 million unrealized gain on derivative financial instruments.  The adjustments resulted in an aggregate reduction of the Company's net loss by $8.8 million or $0.06 basic and diluted loss per share.  For the three months ended September 30, 2016, the Company had a net loss of $27.1 million, or $0.17 basic and diluted loss per share.
For the three months ended September 30, 2015, the Company's adjusted net income was $88.1 million (see non-IFRS Measures section below), or $0.53 basic and $0.46 diluted earnings per share, which excludes (i) a gain of $1.2 million resulting from the sale of the Company's investment in Dorian LPG Ltd. ("Dorian"), (ii) a gain of $1.4 million resulting from the early termination of the contract on a time chartered-in vessel, (iii) a reserve of $1.4 million for a pool bunker supplier in bankruptcy, (iv) a $2.0 million write-off of deferred financing fees, (v) a loss on the sale of a vessel of $2.0 million, (vi) an unrealized loss on derivative financial instruments of $35,000 and (vii) a gain of $46,000 resulting from the repurchase of $1.5 million face value of the Company's Convertible Senior Notes due 2019 (the "Convertible Notes"). The adjustments resulted in an aggregate increase of the Company's net income by $2.9 million or $0.02 basic and diluted earnings per share.  For the three months ended September 30, 2015, the Company had net income of $85.2 million, or $0.51 basic and $0.44 diluted earnings per share.
Results for the nine months ended September 30, 2016 and 2015
For the nine months ended September 30, 2016, the Company's adjusted net income (see Non-IFRS Measures section below) was $18.7 million, or $0.12 basic and $0.11 diluted earnings per share, which excludes from net income (i) a $2.1 million loss on sales of vessels, (ii) an aggregate write-off of $14.5 million of deferred financing fees, (iii) a $1.6 million unrealized gain on derivative financial instruments and (iv) a $1.0 million aggregate gain recorded on the repurchase of $10.0 million aggregate principal amount of the Company's Convertible Notes. The adjustments resulted in an aggregate increase of net income by $14.0 million or $0.09 basic and $0.08 diluted earnings per share. For the nine months ended September 30, 2016, the Company had net income of $4.8 million, or $0.03 basic and diluted earnings per share.

For the nine months ended September 30, 2015, the Company's adjusted net income was $184.9 million (see non-IFRS Measures section below), or $1.15 basic and $1.01 diluted earnings per share, which excludes (i) a gain of $1.2 million resulting from the sale of the Company's investment in Dorian, (ii) a gain of $1.4 million resulting from the early termination of a contract on a time chartered-in vessel, (iii) a reserve of $1.4 million for a pool bunker supplier in bankruptcy, (iv) a $2.0 million write-off of deferred financing fees, (v) a net loss of $35,000 related to the gains and losses on the sales of four vessels, (vi) an unrealized loss on derivative financial instruments of $0.6 million and (vii) a gain of $46,000 resulting from the repurchase of $1.5 million face value of the Company's Convertible Notes.  The adjustments resulted in an aggregate increase of the Company's net income by $1.4 million or $0.01 basic and $0.00 diluted loss per share.  For the nine months ended September 30, 2015, the Company had net income of $183.5 million, or $1.14 basic and $1.01 diluted earnings per share.
Declaration of Dividend
On November 10, 2016, the Company's Board of Directors declared a quarterly cash dividend of $0.125 per share, payable on or about December 22, 2016 to all shareholders as of November 25, 2016 (the record date). As of November 11, 2016, there were 174,629,755 shares outstanding.
Diluted Weighted Number of Shares
Diluted earnings per share is determined using the if-converted method. Under this method, the Company assumes that the Convertible Notes (which were issued in June 2014) are converted into common shares at the beginning of each period and the interest and non-cash amortization expense associated with these notes of $5.4 million and $16.2 million during the three and nine months ended September 30, 2016, respectively, are not incurred.  Conversion is not assumed if the results of this calculation are anti-dilutive.
For the three and nine months ended September 30, 2016, the Company's basic weighted average number of shares were 160,844,168 and 160,902,344, respectively.  The weighted average number of shares, both diluted and under the if-converted method, were anti-dilutive for the three months ended September 30, 2016 as the Company incurred a net loss.  The Company's diluted weighted average number of shares for the nine months ended September 30, 2016 was 166,839,648 which excludes the impact of the Convertible Notes since the if-converted method was anti-dilutive.  As of the date hereof, the Convertible Notes are not eligible for conversion.

Summary of Recent and Third Quarter Significant Events
TCE Revenues
•	Below is a summary of the average daily TCE revenue and duration for voyages fixed thus far in the fourth quarter of 2016 as of the date hereof:
•	For the LR2s in the pool: approximately $13,000 per day for 60% of the days
•	For the LR1 in the pool: approximately $14,000 per day for 50% of the days
•	For the MRs in the pool: approximately $10,500 per day for 50% of the days
•	For the Handymaxes in the pool: approximately $7,000 per day for 50% of the days
•	Below is a summary of the average daily TCE revenue earned during the third quarter of 2016:
•	For the LR2s in the pool: $18,793 per revenue day
•	For the LR1 in the pool: $10,547 per revenue day
•	For the MRs in the pool: $12,254 per revenue day
•	For the Handymaxes in the pool: $9,450 per revenue day

Dividend Payment
In September 2016, the Company paid a quarterly cash dividend on the Company's common stock of $0.125 per share.
Management Agreements
In September 2016, the Company entered into an agreement to amend its Administrative Services Agreement with Scorpio Services Holding Limited ("SSH") and its Master Agreement with Scorpio Commercial Management ("SCM") and Scorpio Ship Management ("SSM"). Under the terms of the amendments, among other things, (i) the fee of 1% payable to SSH upon any future vessel sale or purchase will be eliminated; and (ii) the fees due for a termination of the commercial and technical management arrangements in the event of the sale of one or more vessels, provided it does not amount to a change of control of the Company, have been reduced from two years of management fees to a three month notice period and three months of management fees payable to SCM and SSM. There was no consideration payable by the Company for these amendments. The effective date of these amendments was September 29, 2016.
The independent members of the Company's Board of Directors unanimously approved the amendments to the Administrative Services Agreement and Master Agreement described in the preceding paragraph.  SSH, SCM and SSM are entities related to the Company.
Debt refinancings and agreements
During the third quarter of 2016, the Company refinanced the aggregate outstanding indebtedness of $396.8 million under its 2013 Credit Facility and Newbuilding Credit Facility.  As part of these transactions, the Company drew down an aggregate of $418.8 million under its NIBC Credit Facility, 2016 Credit Facility and DVB Credit Facility.  Furthermore, the Company amended certain financial covenants under its K-Sure, KEXIM and 2011 Credit Facilities to make them similar to the financial covenants set forth under these new credit facilities.  The Company also received a commitment for a new credit facility in November 2016.  These facilities are summarized below.

2016 Credit Facility
In August 2016, the Company executed a loan facility with ABN AMRO Bank N.V, Nordea Bank Finland plc, acting through its New York branch, and Skandinaviska Enskilda Banken AB. The loan facility was fully drawn in September 2016, and the aggregate proceeds of $288.0 million were used to refinance the existing indebtedness on 16 MR product tankers.
The loan facility consists of a term loan of $192.0 million and a revolving credit facility of $96.0 million. Repayments on the term loan facility will be made in equal, consecutive quarterly installments of $6.8 million through September 2018 and $6.0 million for each quarter thereafter with a final balloon payment due at the maturity date of September 2021.  All amounts borrowed under the revolving credit facility are due at the maturity date of September 2021.  The facility bears interest at LIBOR plus a margin of 2.50% per annum.
This facility includes financial covenants that require the Company to maintain:
•	Minimum liquidity of not less than the greater of (a) $25.0 million or (b) $250,000 per time chartered-in vessel plus $500,000 per owned vessel.
•	Minimum consolidated tangible net worth of not less than $1.0 billion plus:
o	25% of cumulative, positive consolidated net income for each quarter commencing on or after January 1, 2016; and
o	50% of the net proceeds of any new equity issues on or after January 1, 2016.
•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•	The ratio of EBITDA to net cash interest expense greater than 2.50 to 1.00, calculated on a trailing four quarter basis.
•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

The remaining terms and conditions are similar to those in the Company's existing credit facilities.
NIBC Credit Facility
In June 2016, the Company executed a term loan facility with NIBC Bank N.V.  This facility was fully drawn in July 2016, and the proceeds of $40.8 million were used to refinance the existing indebtedness on two MR product tankers.  The facility will be repaid in eight quarterly installments of $1.0 million, followed by 12 quarterly installments of $0.8 million, and the remainder is due on maturity, which is June 2021.   The facility bears interest at LIBOR plus a margin of 2.50% per annum.  The remaining terms and conditions, including financial covenants, are similar to those set forth above in the Company's 2016 Credit Facility.

DVB Credit Facility
In September 2016, the Company executed a loan facility with DVB Bank SE.  The loan facility was fully drawn in September 2016, and the aggregate proceeds of $90.0 million were used to refinance the existing indebtedness on four MR product tankers. The facility will be repaid in equal, quarterly principal repayments of $1.6 million, has a final maturity of August 2017 and bears interest at LIBOR plus a margin of 1.60% per annum.  The remaining terms and conditions, including financial covenants, are similar to those set forth above in the Company's 2016 Credit Facility.
HSH Credit Facility
In November 2016, the Company received a commitment from HSH Nordbank AG for a loan facility of up to $34 million. The loan facility is expected to be used to refinance the existing indebtedness on two MR product tankers, has a final maturity of five years from the first drawdown date, and bears interest at LIBOR plus a margin of 2.50% per annum. The availability is expected to be used to finance up to 60% of the fair market value of the respective vessels. . The remaining terms and conditions, including financial covenants, are similar to those set forth above in the Company's 2016 Credit Facility.  The loan facility is subject to customary conditions precedent and the execution of definitive documentation.
$250 Million Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities, which currently consist of its (i) Convertible Notes, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, and (iii) Unsecured Senior Notes Due 2017 (NYSE: SBNB), which were issued in October 2014.  As of the date hereof, the Company has the authority to purchase up to an additional $153.3 million of its securities under its Securities Repurchase Program. The Company expects to repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.
Since July 1, 2016 through the date of this press release, the Company has repurchased an aggregate of 657,154 of its common shares at an average price of $4.26 per share; the repurchased shares are being held as treasury shares.  There were 174,629,755 common shares issued and outstanding as of November 11, 2016.
Time Charter-in Update
In October 2016, the Company time chartered-in a 2006 built MR product tanker for one year at $13,500 per day.  The Company also has an option to extend the charter for an additional year at $15,000 per day.
In September 2016, the Company time chartered-in two 2011 built MR product tankers, each for two years at $15,250 per day.  The Company also has an option to extend each charter for an additional year at $16,000 per day.
In July 2016, the Company time chartered-in a 2013 built MR product tanker for one year at $15,800 per day.  The Company also has an option to extend the charter for an additional year at $17,000 per day.

In July 2016, the Company extended the time charter-in agreement for an LR2 product tanker that is currently time chartered-in for an additional six months at $18,500 per day effective September 2016.  The Company also has an option to extend the charter for an additional six months at $20,550 per day.
Fleet update
In July 2016, one of the Company's Handymax tankers, STI Brixton, was arrested in connection with alleged damage of underwater equipment at a port.  Any costs incurred to repair the alleged damage to the equipment are expected to be covered by insurance.  This vessel was offhire for approximately 32 days as a result of this incident.
Conference Call
The Company will have a conference call on November 14, 2016 at 10:30 AM Eastern Standard Time and 4:30 PM Central European Time.
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-877-857-6173 (U.S.) or +1-719-325-4870 (International). The conference participant passcode is 1819898. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://www.webcaster4.com/Webcast/Page/610/18229

Current Liquidity
 As of November 11, 2016, the Company had $119.4 million in cash.
Debt
 Set forth below is a summary of the Company's outstanding indebtedness as of the dates presented:

In millions of U.S. dollars	Outstanding as of June 30, 2016	Drawdowns and repayments, net	Outstanding as of September 30, 2016	Drawdowns and repayments, net	Outstanding as of November 11, 2016	Availability as of November11, 2016
2011 Credit Facility	$97.0	$(2.0)	$95.0	$-	$95.0	$-
Newbuilding Credit Facility (1)	68.8	(68.8)	-	-	-	-
2013 Credit Facility (2)	328.0	(328.0)	-	-	-	-
K-Sure Credit Facility (3)	348.3	(30.9)	317.4	-	317.4	-
KEXIM Credit Facility	383.4	(16.8)	366.6	-	366.6	-
ING Credit Facility	128.7	(2.2)	126.5	(1.1)	125.4	-
ABN AMRO Credit Facility	135.0	(2.3)	132.7	(1.8)	130.9	-
BNP Paribas Credit Facility	33.4	(0.6)	32.8	-	32.8	-
Credit Suisse Credit Facility	-	-	-	-	-	61.2
Scotiabank Credit Facility	33.3	(0.6)	32.7	-	32.7	-
NIBC Credit Facility (4)	-	40.8	40.8	(1.0)	39.8	-
2016 Credit Facility (5)		288.0	288.0	-	288.0	-
DVB Credit Facility (6)		90.0	90.0	-	90.0	-
2020 senior unsecured notes	53.8	-	53.8	-	53.8	-
2017 senior unsecured notes	51.8	-	51.8	-	51.8	-
Convertible Notes	348.5	-	348.5	-	348.5	-
	$2,010.0	$(33.4)	$1,976.6	$(3.9)	$1,972.7	$61.2

(1)
Activity for the Newbuilding Credit Facility includes the aggregate repayment of $68.8 million as part of the refinancing of the remaining outstanding borrowings for STI Amber, STI Topaz, STI Ruby and STI Garnet.

(2)
Activity for the 2013 Credit Facility includes the following repayments in connection with the refinancing of all outstanding borrowings thereunder: (i) an aggregate of $36.9 million related to STI Fontvieille and STI Ville, which were refinanced in July 2016 and (ii) an aggregate of $291.1 million related to STI Opera, STI Texas City, STI Meraux, STI San Antonio, STI Virtus, STI Venere, STI Aqua, STI Dama, STI Benicia, STI Regina, STI St. Charles, STI Yorkville, STI Wembley, STI Alexis, STI Milwaukee, and STI Seneca, which were refinanced in September 2016.

(3)	Activity for the K-Sure Credit Facility includes an unscheduled principal repayment of $16.0 million and a scheduled principal repayment of $14.9 million that were each made in July 2016.

(4)
In June 2016, the Company executed a loan facility with NIBC Bank N.V. This facility was fully drawn in July 2016, and the proceeds of $40.8 million were used to refinance the existing indebtedness on STI Ville and STI Fontvieille.

(5)
In August 2016, the Company executed a loan facility with ABN AMRO Bank N.V, Nordea Bank Finland plc, acting through its New York branch, and Skandinaviska Enskilda Banken AB. The loan facility was fully drawn in September 2016, and the aggregate proceeds of $288.0 million were used to refinance the existing indebtedness on STI Amber, STI Topaz, STI Ruby, STI Garnet, STI Opera, STI Texas City, STI Meraux, STI San Antonio, STI Virtus, STI Venere, STI Aqua, STI Dama, STI Benicia, STI Regina, STI St. Charles, and STI Yorkville.

(6)
In September 2016, the Company executed a loan facility with DVB Bank SE.  The loan facility was fully drawn in September 2016, and the aggregate proceeds of $90.0 million were used to refinance the existing indebtedness on STI Alexis, STI Milwaukee, STI Seneca, and STI Wembley.

Newbuilding Program
The Company currently has ten newbuilding vessel orders (eight MRs and two LR2s) with Hyundai Mipo Dockyard Co., Ltd. ("HMD") and Sungdong Shipbuilding and Marine Engineering Co., Ltd. ("SSME"), which the Company refers to as its Newbuilding Program.
During the third quarter of 2016, the Company made installment payments of $7.2 million relating to vessels under its Newbuilding Program.
Set forth below are the installment payments that have been made and are expected to be made in the fourth quarter of 2016 and future installment payments *:
In millions of U.S. dollars
Q4 2016 - installment payments made to date	$5.5
Q4 2016 – remaining installment payments	34.9
Q1 2017	63.5
Q2 2017	28.7
Q3 2017	68.2
Q4 2017	50.5
Q1 2018	21.6

Total	$272.9

*These are estimates only and are subject to change as construction progresses.

Explanation of Variances on the Third Quarter of 2016 Financial Results Compared to the Third Quarter of 2015
For the three months ended September 30, 2016, the Company recorded a net loss of $27.1 million compared to net income of $85.3 million for the three months ended September 30, 2015. The following were the significant changes between the two periods:
•
Time charter equivalent, or TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management. The following table depicts TCE revenue for the three months ended September 30, 2016 and 2015:

	For the three months ended September 30,
In thousands of U.S. dollars	2016	2015
Vessel revenue	$114,336	$228,142
Voyage expenses	(330)	(933)
TCE revenue	$114,006	$227,209

•
TCE revenue decreased $113.2 million to $114.0 million from $227.2 million for the three months ended September 30, 2016 and 2015, respectively. This decrease was driven by a decrease in time charter equivalent revenue per day to $13,737 per day from $26,777 per day for the three months ended September 30, 2016 and 2015, respectively (see the breakdown of daily TCE below).  TCE revenue per day decreased across all of our operating segments as low refining margins, high inventory levels and a lack of arbitrage opportunities have resulted in reduced global product tanker demand.

•
Vessel operating costs increased $0.9 million to $45.9 million from $45.0 million for the three months ended September 30, 2016 and 2015, respectively. Overall vessel operating costs per day increased slightly to $6,482 per day from $6,279 per day for the three months ended September 30, 2016 and 2015, respectively (see the breakdown of daily vessel operating costs below).

•
Charterhire expense decreased $3.0 million to $21.0 million from $24.0 million for the three months ended September 30, 2016 and 2015, respectively. This decrease was primarily driven by a decrease in the Company's time chartered-in fleet to an average of 13.3 vessels from 16.0 vessels for the three months ended September 30, 2016 and 2015, respectively.

•
Depreciation expense increased $1.2 million to $30.7 million from $29.5 million for the three months ended September 30, 2016 and 2015, respectively. This increase was primarily driven by the mix of the Company's vessels as the average number of owned LR2s (which have a higher depreciation expense than MRs) increased to 21.0 from 17.3 while the average number of owned MRs decreased to 42.0 from 45.4 for the three months ended September 30, 2016 and 2015, respectively.

•
General and administrative expenses decreased $5.9 million to $12.5 million from $18.4 million for the three months ended September 30, 2016 and 2015, respectively.  This decrease was primarily driven by reductions in compensation expense (which includes a reduction in restricted stock amortization).

•
Financial expenses increased $5.7 million to $31.2 million from $25.5 million for the three months ended September 30, 2016 and 2015, respectively.  This increase was primarily the result of an aggregate write-off of $9.0 million of deferred financing fees as a result of the debt refinancings described above. This increase was partially offset by an increase in the amount of interest capitalized of $0.7 million and a decrease in interest expense as average debt outstanding decreased to $1.9 billion from $2.0 billion for the three months ended September 30, 2016 and 2015, respectively.

•
Unrealized gains and losses on derivative financial instruments relate to the change in the fair value of the profit or loss agreement on one of the Company's time chartered-in vessels with a third party who neither owns nor operates the vessel.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Income
(unaudited)
	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars except per share and share data	2016	2015	2016	2015
Revenue
Vessel revenue	$114,336	$228,142	$416,678	$577,312

Operating expenses
Vessel operating costs	(45,915)	(45,017)	(140,187)	(123,639)
Voyage expenses	(330)	(933)	(1,158)	(4,139)
Charterhire	(21,011)	(24,014)	(55,341)	(78,660)
Depreciation	(30,686)	(29,525)	(90,775)	(76,483)
General and administrative expenses	(12,491)	(18,433)	(42,593)	(47,586)
Loss on sales of vessels	-	(2,054)	(2,078)	(35)
Gain on sale of Dorian shares	-	1,179	-	1,179
Total operating expenses	(110,433)	(118,797)	(332,132)	(329,363)
Operating income	3,903	109,345	84,546	247,949
Other (expense) and income, net
Financial expenses	(31,150)	(25,549)	(82,381)	(65,447)
Realized gain on derivative financial instruments	-	-	-	55
Unrealized gain / (loss) on derivative financial instruments	169	(35)	1,600	(577)
Financial income	59	48	1,163	126
Other income (expenses), net	(96)	1,442	(166)	1,428
Total other expense, net	(31,018)	(24,094)	(79,784)	(64,415)
Net (loss) / income	$(27,115)	$85,251	$4,762	$183,534

Earnings per share

Basic	$(0.17)	$0.51	$0.03	$1.14
Diluted	$(0.17)	$0.44	$0.03	$1.01
Basic weighted average shares outstanding	160,844,168	167,237,928	160,902,344	160,637,016
Diluted weighted average shares outstanding (1)	160,844,168	205,323,322	166,839,648	198,110,118

(1) Diluted weighted average shares outstanding, assuming conversion of the Company's Convertible Notes, were 198,219,733 and 198,992,474 for the three and nine months ended September 30, 2016, respectively.  Diluted weighted average shares outstanding, assuming conversion of the Company's Convertible Notes, were 198,219,733 and 198,992,474 for the three and nine months ended September 30, 2016, respectively.  Diluted earnings per share under the if-converted method was anti-dilutive for both of these periods.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)
	As of
In thousands of U.S. dollars	September 30, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	$138,992	$200,970
Accounts receivable	48,498	69,017
Prepaid expenses and other current assets	11,021	3,585
Derivative financial instruments	345	-
Inventories	5,905	6,575
Total current assets	204,761	280,147
Non-current assets
Vessels and drydock	2,943,939	3,087,753
Vessels under construction	123,238	132,218
Other assets	20,892	23,337
Total non-current assets	3,088,069	3,243,308
Total assets	$3,292,830	$3,523,455
Current liabilities
Current portion of long-term debt	$305,260	$124,503
Finance lease liability	-	53,372
Accounts payable	12,525	25,683
Accrued expenses	19,415	32,643
Derivative financial instruments	-	1,175
Total current liabilities	337,200	237,376
Non-current liabilities
Long-term debt	1,596,067	1,872,114
Derivative financial instruments	-	80
Total non-current liabilities	1,596,067	1,872,194
Total liabilities	1,933,267	2,109,570
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	2,247	2,224
Additional paid-in capital	1,751,806	1,729,314
Treasury shares	(443,816)	(427,311)
Retained earnings	49,326	109,658
Total shareholders' equity	1,359,563	1,413,885
Total liabilities and shareholders' equity	$3,292,830	$3,523,455

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)

	For the nine months ended September 30,
In thousands of U.S. dollars	2016	2015
Operating activities
Net income	$4,762	$183,535
Gain on sale of Dorian shares	-	(1,179)
Loss / (gain) on sales of vessels	2,078	(2,016)
Write down of vessels held for sale	-	2,054
Depreciation	90,775	76,483
Amortization of restricted stock	23,076	24,793
Amortization of deferred financing fees	25,398	12,806
Unrealized (gain)/loss on derivative financial instruments	(1,600)	577
Amortization of acquired time charter contracts	65	447
Accretion of Convertible Notes	8,650	8,284
Gain on repurchase of Convertible Notes	(994)	(46)
	152,210	305,738
Changes in assets and liabilities:
Decrease / (increase) in inventories	781	(2,051)
Decrease / (increase) in accounts receivable	20,519	(8,289)
Increase in prepaid expenses and other current assets	(7,500)	(4,842)
Decrease / (increase) in other assets	2,078	(9,247)
Increase in accounts payable	119	5,909
Decrease in accrued expenses	(12,868)	(1,134)
Interest rate swap termination payment	-	(128)
	3,129	(19,782)
Net cash inflow from operating activities	155,339	285,956
Investing activities
Acquisition of vessels and payments for vessels under construction	(111,785)	(858,575)
Proceeds from disposal of vessels	158,175	72,880
Proceeds from sale of Dorian shares	-	142,435
Deposit returned for vessel purchases	-	(31,277)
Net cash inflow / (outflow) from investing activities	46,390	(674,537)
Financing activities
Debt repayments	(728,922)	(189,790)
Issuance of debt	565,028	608,800
Debt issuance costs	(9,797)	(7,916)
Repayment of Convertible Notes	(8,393)	(1,632)
Gross proceeds from issuance of common stock	-	159,747
Equity issuance costs	(24)	(7,489)
Dividends paid	(65,094)	(64,894)
Repurchase of common stock	(16,505)	(51,348)
Net cash (outflow) / inflow from financing activities	(263,707)	445,478
(Decrease) / increase in cash and cash equivalents	(61,978)	56,897
Cash and cash equivalents at January 1,	200,970	116,143
Cash and cash equivalents at September 30,	$138,992	$173,040

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three and nine months ended September 30, 2016 and 2015
(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
Adjusted EBITDA(1) (in thousands of U.S. dollars)	$42,081	$150,839	$200,309	$349,563

Average Daily Results
Time charter equivalent per day(2)	$13,737	$26,777	$16,932	$23,910
Vessel operating costs per day(3)	$6,482	$6,279	$6,560	$6,440

Aframax/LR2
TCE per revenue day (2)	$19,142	$38,848	$22,274	$32,185
Vessel operating costs per day(3)	$6,652	$6,441	$6,671	$6,639
Average number of owned vessels	21.0	17.3	20.1	13.2
Average number of time chartered-in vessels	2.0	3.4	2.0	4.6

Panamax/LR1
TCE per revenue day (2)	$10,547	$20,883	$18,177	$21,884
Vessel operating costs per day(3)	-	-	-	$8,676
Average number of owned vessels	-	-	-	0.9
Average number of time chartered-in vessels	1.0	3.8	0.9	4.4

MR
TCE per revenue day (2)	$12,539	$24,655	$15,907	$22,619
Vessel operating costs per day(3)	$6,420	$6,213	$6,569	$6,317
Average number of owned vessels	42.0	45.4	43.9	41.1
Average number of time chartered-in vessels	5.3	3.9	4.4	3.5

Handymax
TCE per revenue day (2)	$10,274	$20,319	$13,130	$20,038
Vessel operating costs per day(3)	$6,424	$6,236	$6,365	$6,470
Average number of owned vessels	14.0	15.0	14.0	15.0
Average number of time chartered-in vessels	5.0	5.0	4.4	6.0

Fleet data
Average number of owned vessels	77.0	77.8	78.0	70.2
Average number of time chartered-in vessels	13.3	16.0	11.7	18.5

(1)	See Non-IFRS Measures section below.
(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned less the number of days the vessel is off-hire for drydock and repairs.

(3)
Vessel operating costs per day represent vessel operating costs excluding non-recurring expenses (for example insurance deductible expenses for repairs) divided by the number of days the vessel is owned during the period.

Fleet list as of November 11, 2016

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax
3	STI Pimlico	2014	38,734	1A	Time Charter (5)	Handymax
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax
12	STI Poplar	2014	38,734	1A	Time Charter (5)	Handymax
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax
15	STI Amber	2012	49,990	-	SMRP(2)	MR
16	STI Topaz	2012	49,990	-	SMRP(2)	MR
17	STI Ruby	2012	49,990	-	SMRP(2)	MR
18	STI Garnet	2012	49,990	-	SMRP(2)	MR
19	STI Onyx	2012	49,990	-	SMRP(2)	MR
20	STI Sapphire	2013	49,990	-	SMRP(2)	MR
21	STI Emerald	2013	49,990	-	SMRP(2)	MR
22	STI Beryl	2013	49,990	-	SMRP(2)	MR
23	STI Le Rocher	2013	49,990	-	SMRP(2)	MR
24	STI Larvotto	2013	49,990	-	SMRP(2)	MR
25	STI Fontvieille	2013	49,990	-	SMRP(2)	MR
26	STI Ville	2013	49,990	-	SMRP(2)	MR
27	STI Duchessa	2014	49,990	-	SMRP(2)	MR
28	STI Opera	2014	49,990	-	SMRP(2)	MR
29	STI Texas City	2014	49,990	-	SMRP(2)	MR
30	STI Meraux	2014	49,990	-	SMRP(2)	MR
31	STI San Antonio	2014	49,990	-	SMRP(2)	MR
32	STI Venere	2014	49,990	-	SMRP(2)	MR
33	STI Virtus	2014	49,990	-	SMRP(2)	MR
34	STI Aqua	2014	49,990	-	SMRP(2)	MR
35	STI Dama	2014	49,990	-	SMRP(2)	MR
36	STI Benicia	2014	49,990	-	SMRP(2)	MR
37	STI Regina	2014	49,990	-	SMRP(2)	MR
38	STI St. Charles	2014	49,990	-	SMRP(2)	MR
39	STI Mayfair	2014	49,990	-	SMRP(2)	MR
40	STI Yorkville	2014	49,990	-	SMRP(2)	MR
41	STI Milwaukee	2014	49,990	-	SMRP(2)	MR
42	STI Battery	2014	49,990	-	SMRP(2)	MR
43	STI Soho	2014	49,990	-	SMRP(2)	MR

44	STI Memphis	2014	49,995	-	SMRP(2)	MR
45	STI Tribeca	2015	49,990	-	SMRP(2)	MR
46	STI Gramercy	2015	49,990	-	SMRP(2)	MR
47	STI Bronx	2015	49,990	-	SMRP(2)	MR
48	STI Pontiac	2015	49,990	-	SMRP(2)	MR
49	STI Manhattan	2015	49,990	-	SMRP(2)	MR
50	STI Queens	2015	49,990	-	SMRP(2)	MR
51	STI Osceola	2015	49,990	-	SMRP(2)	MR
52	STI Notting Hill	2015	49,687	1B	Time Charter (6)	MR
53	STI Seneca	2015	49,990	-	SMRP(2)	MR
54	STI Westminster	2015	49,687	1B	Time Charter (6)	MR
55	STI Brooklyn	2015	49,990	-	SMRP(2)	MR
56	STI Black Hawk	2015	49,990	-	SMRP(2)	MR
57	STI Elysees	2014	109,999	-	SLR2P (4)	LR2
58	STI Madison	2014	109,999	-	SLR2P (4)	LR2
59	STI Park	2014	109,999	-	SLR2P (4)	LR2
60	STI Orchard	2014	109,999	-	SLR2P (4)	LR2
61	STI Sloane	2014	109,999	-	SLR2P (4)	LR2
62	STI Broadway	2014	109,999	-	SLR2P (4)	LR2
63	STI Condotti	2014	109,999	-	SLR2P (4)	LR2
64	STI Rose	2015	109,999	-	Time Charter (7)	LR2
65	STI Veneto	2015	109,999	-	SLR2P (4)	LR2
66	STI Alexis	2015	109,999	-	SLR2P (4)	LR2
67	STI Winnie	2015	109,999	-	SLR2P (4)	LR2
68	STI Oxford	2015	109,999	-	SLR2P (4)	LR2
69	STI Lauren	2015	109,999	-	SLR2P (4)	LR2
70	STI Connaught	2015	109,999	-	SLR2P (4)	LR2
71	STI Spiga	2015	109,999	-	SLR2P (4)	LR2
72	STI Savile Row	2015	109,999	-	SLR2P (4)	LR2
73	STI Kingsway	2015	109,999	-	SLR2P (4)	LR2
74	STI Carnaby	2015	109,999	-	SLR2P (4)	LR2
75	STI Lombard	2015	109,999	-	SLR2P (4)	LR2
76	STI Grace	2016	109,999	-	SLR2P (4)	LR2
77	STI Jermyn	2016	109,999	-	SLR2P (4)	LR2

	Total owned DWT		4,951,234

	Vessel Name	Year Built	DWT	Ice class		Employment	Vessel type	Daily Base Rate	Expiry (8)
	Time chartered-in vessels
78	Kraslava	2007	37,258	1	B	SHTP (1)	Handymax	$17,000	02-Jun-17
79	Krisjanis Valdemars	2007	37,266	1	B	SHTP (1)	Handymax	$17,000	02-Apr-17
80	Silent	2007	37,847	1	A	SHTP (1)	Handymax	$15,600	21-Mar-19	(9)
81	Single	2007	37,847	1	A	SHTP (1)	Handymax	$15,600	24-Mar-19	(9)
82	Star I	2007	37,847	1	A	SHTP (1)	Handymax	$15,600	27-Mar-19	(9)
83	Miss Mariarosaria	2011	47,499	-		SMRP(2)	MR	$16,350	26-May-17
84	Vukovar	2015	49,990	-		SMRP(2)	MR	$17,034	01-May-18
85	Targale	2007	49,999	-		SMRP(2)	MR	$16,200	17-May-17
86	Zefyros	2013	49,999	-		SMRP(2)	MR	$15,800	08-Jul-17	(10)
87	Gan-Trust	2013	51,561	-		SMRP(2)	MR	$17,500	06-Jan-17	(11)
88	CPO New Zealand	2011	51,717	-		SMRP(2)	MR	$15,250	12-Sep-18	(12)
89	CPO Australia	2011	51,763	-		SMRP(2)	MR	$15,250	01-Sep-18	(12)
90	Ance	2006	52,622	-		SMRP(2)	MR	$13,500	12-Oct-17	(13)
91	Hellespont Progress	2006	73,728	-		SPTP (3)	LR1	$17,250	14-Mar-17
92	Densa Crocodile	2015	105,408	-		SLR2P (4)	LR2	$22,600	07-Feb-17	(14)
93	Densa Alligator	2013	105,708	-		SLR2P (4)	LR2	$18,500	17-Mar-17	(15)

	Total time chartered-in DWT		878,059

	Newbuildings currently under construction
	Vessel Name	Yard		DWT	Vessel type
94	Hull 2601 - TBN STI Galata	HMD	(16)	52,000	MR
95	Hull 2602 - TBN STI Bosphorus	HMD	(16)	52,000	MR
96	Hull 2603 - TBN STI Leblon	HMD	(16)	52,000	MR
97	Hull 2604 - TBN STI La Boca	HMD	(16)	52,000	MR
98	Hull 2605 - TBN STI San Telmo	HMD	(16)	52,000	MR
99	Hull 2606 - TBN STI Jurere	HMD	(16)	52,000	MR
100	Hull 2607 - TBN STI Esles II	HMD	(16)	52,000	MR
101	Hull 2608 - TBN STI Jardins	HMD	(16)	52,000	MR
102	Hull S3120 - TBN STI Selatar	SSME	(17)	109,999	LR2
103	Hull S3121 - TBN STI Rambla	SSME	(17)	109,999	LR2

	Total newbuilding product tankers DWT			635,998

	Total Fleet DWT			6,465,291

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company
(5)	This vessel is currently time chartered-out to an unrelated third-party for three years at $18,000 per day. This time charter is scheduled to expire in January 2019.
(6)	This vessel is currently time chartered-out to an unrelated third-party for three years at $20,500 per day. This time charter is scheduled to expire in December 2018.
(7)	This vessel is currently time chartered-out to an unrelated third-party for three years at $28,000 per day. This time charter is scheduled to expire in February 2019.
(8)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(9)	We have options to extend this charter for two consecutive one year periods at $16,500 and $17,500 per day, respectively.
(10)	We have an option to extend the charter for an additional year at $17,000 per day.
(11)	We have an option to extend the charter for an additional year at $18,000 per day.
(12)	We have an option to extend the charter for an additional year at $16,000 per day.
(13)	We have an option to extend the charter for an additional year at $15,000 per day.
(14)	We have entered into an agreement with a third party whereby we split all of the vessel's profits and losses above or below the daily base rate.
(15)
In July 2016, we entered into a new charter agreement for six months at $18,500 per day effective September 2016.  We have an option to extend the charter for an additional six months at $20,550 per day.

(16)
These newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea).  Seven vessels are expected to be delivered throughout 2017 and one vessel is expected to be delivered in the first quarter of 2018.

(17)
These newbuilding vessels are being constructed at SSME (Sungdong Shipbuilding & Marine Engineering Co., Ltd). One vessel is expected to be delivered in the fourth quarter of 2016 and one in the first quarter of 2017.

Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in the loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2015 and 2016 were as follows:
Date paid	Dividends per share
March 2015	$0.120
June 2015	$0.125
September 2015	$0.125
December 2015	$0.125
March 2016	$0.125
June 2016	$0.125
September 2016	$0.125

On November 10, 2016, the Scorpio Tankers' Board of Directors declared a quarterly cash dividend of $0.125 per share, payable on December 22, 2016 to all shareholders as of November 25, 2016 (the record date). As of November 11, 2016 there were 174,629,755 common shares issued and outstanding.
Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities, which currently consist of its (i) Convertible Notes, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, and (iii) Unsecured Senior Notes Due 2017 (NYSE: SBNB), which were issued in October 2014.  As of the date hereof, the Company has the authority to purchase up to an additional $153.3 million of its securities under its Securities Repurchase Program. The Company expects to repurchase any securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any securities.
Since January 1, 2016 through the date of this press release, the Company has repurchased its securities as follows:
•
An aggregate of 2,956,760 of its common shares at an average price of $5.58 per share; the repurchased shares are being held as treasury shares.  There were 174,629,755 shares outstanding as of November 11, 2016.

•	$10.0 million aggregate principal amount of its Convertible Notes at an average price of $839.28 per $1,000 principal amount.

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 77 product tankers (21 LR2, 14 Handymax, and 42 MR tankers) with an average age of 2.1 years and time charters-in 16 product tankers (two LR2, one LR1, eight MR and five Handymax tankers). The Company has contracted for ten newbuilding product tankers (eight MR and two LR2 tankers). One LR2 is expected to be delivered in December 2016 and the second LR2 is expected to be delivered in the first quarter of 2017.  The eight MRs are expected to be delivered throughout 2017 and the first quarter of 2018. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes adjusted net income and adjusted EBITDA, which are not measures prepared in accordance with IFRS (i.e. "Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of adjusted net income with adjusted earnings per share, basic and diluted, and adjusted EBITDA are useful to investors because they facilitate the comparability and the evaluation of companies in the Company's industry. In addition, the Company believes that adjusted net income with adjusted earnings per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company's industry. The Company's definitions of adjusted net income with the adjusted earnings per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
Reconciliation of Net Income to Adjusted Net Income
	For the three months ended September 30, 2016
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(27,115)	$(0.17)	$(0.17)
Adjustments:
Deferred financing fees write-off	8,978	0.06	0.06
Unrealized gain on derivative financial instruments	(169)	(0.00)	(0.00)
Adjusted net loss	$(18,306)	$(0.11)	$(0.11)

	For the three months ended September 30, 2015
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$85,251	$0.51	$0.44
Adjustments:
Deferred financing fees write-off	2,009	0.01	0.01
Gain on sale of Dorian shares	(1,179)	(0.01)	(0.01)
Loss on sales of vessels	2,054	0.01	0.01
Gain on early termination of time chartered-in contract	(1,397)	(0.01)	(0.01)
Reserve for pool bunker supplier in bankruptcy	1,396	0.01	0.01
Unrealized loss on derivative financial instruments	35	0.00	0.00
Gain on repurchase of convertible senior notes	(46)	(0.00)	(0.00)
Adjusted net income	$88,123	$0.53 (1)	$0.46 (1)
(1) Summation differences due to rounding
	For the nine months ended September 30, 2016
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$4,762	$0.03	$0.03
Adjustments:
Deferred financing fees write-off	14,479	0.09	0.09
Unrealized gain on derivative financial instruments	(1,600)	(0.01)	(0.01)
Gain on repurchase of Convertible Notes	(994)	(0.01)	(0.01)
Loss on sales of vessels	2,078	0.01	0.01
Adjusted net income	$18,725	$0.12 (1)	$0.11
(1) Summation differences due to rounding
	For the nine months ended September 30, 2015
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$183,534	$1.14	$1.01
Adjustments:
Deferred financing fees write-off	2,009	0.01	0.01
Gain on sale of Dorian shares	(1,179)	(0.01)	(0.01)
Write-down of vessel held for sale/gain on sales of vessels	35	0.00	0.00
Gain on early termination of time chartered-in contract	(1,397)	(0.01)	(0.01)
Reserve for pool bunker supplier in bankruptcy	1,396	0.01	0.01
Unrealized loss on derivative financial instruments	577	0.00	0.00
Gain on repurchase of convertible senior notes	(46)	(0.00)	(0.00)
Adjusted net income	$184,929	$1.15 (1)	$1.01
(1) Summation differences due to rounding

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars	2016	2015	2016	2015
Net (loss) / income	$(27,115)	$85,251	$4,762	$183,534
Financial expenses	31,150	25,549	82,381	65,447
Unrealized (gain) / loss on derivative financial instruments	(169)	35	(1,600)	577
Financial income	(59)	(48)	(169)	(126)
Depreciation	30,686	29,525	90,775	76,483
Amortization of restricted stock	7,588	9,653	23,076	24,793
Loss on sales of vessels	-	2,054	2,078	35
Gain on repurchase of Convertible Notes	-	-	(994)	-
Gain on sale of Dorian shares	-	(1,179)	-	(1,179)
Gain on early termination of time chartered-in contract	-	(1,397)	-	(1,397)
Reserve for pool bunker supplier in bankruptcy	-	1,396	-	1,396
Adjusted EBITDA	$42,081	$150,839	$200,309	$349,563

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Scorpio Tankers Inc.
 212-542-1616